March 29, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair L.P.

Form 10-K for the year ended December 31, 2012

Filed February 25, 2013

Form 10-K for the year ended December 31, 2011

Filed February 29, 2012

File No. 001-09444

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filings. These comments were transmitted to us by letter dated March 15, 2013. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form 10-K (Fiscal Year Ended December 31, 2012)

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 33

Inventories, page 33

Comment 1: We note your current disclosure indicates that inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost methods of accounting at the park level. However, your 2011 disclosure indicated that inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Please tell us why the change to this disclosure was made.

Response: Our inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method for certain of our parks or the average cost methods of accounting for the remaining parks. Our disclosure in 2011 incorrectly excluded a reference to the average cost method, and as a result, we changed our disclosure in 2012 to improve its accuracy.

Mr. Humphrey

Securities and Exchange Commission

March 22, 2013

Property and Equipment, page 33

Comment 2: With respect to the retirement of your Son of Beast ride in 2011, we note that you believe this retirement occurred in the normal course of business. However, based on the information you provided with your response letter, dated March 4, 2013, we believe this retirement should be considered unusual and the related loss of $8.8 million should be recognized in your financial statements. As indicated in your response, you adopted the composite method of depreciation for acquisitions because you typically could not estimate the true operating condition of an acquired park’s assets, particularly the rides, the periodic maintenance that would be required to perpetuate each ride, or the overall ridership acceptability of the rides. According to Note 2 to our financial statements, you assigned a useful life of 18 years to rides, and you stated in your response that your ability to apply a single useful life to the group of acquired assets allowed you to contemplate the fact that some assets will have a shorter life and some will have a longer life than originally anticipated. You also asserted that once you had operated an acquired park for a period of time, you were better able to determine the best use of all of the park’s rides and the land on which such rides reside. This appears consistent with one of the principal assumptions underlying the composite method of depreciation that assets within each composite pool on average have similar useful lives and characteristics and therefore gains or losses offset over time. The composite method of depreciation contemplates that a general retirement pattern will exist, and that unusual retirements are those that vary significantly from this general retirement pattern. In your specific circumstances, you stated that you expected almost all retirements or disposals would be considered normal, presumably because you expected to operate an acquired park for an extended period of time before determining the best use of all of the park’s rides and the land on which such rides reside. However, in the case of your Son of Beast ride, you idled this ride less than three years after its acquisition. This appears to be one of the few times, if not the only time, that a ride has been idled (and subsequently retired) so early in its intended useful life. In addition, it is our understanding that (i) the circumstances associated with the retirement of this ride were fairly unique and (ii) such incidents are rare and/or infrequent. We believe your definition of “unusual” for purposes of applying the composite method to retirements or disposals is too narrow. In your response, you indicated your support for the notion that (i) the group or composite method tends to average out errors caused by over-or-under depreciation and (ii) periodic income is not distorted by gains or losses on disposals of assets. However, your idling of the Son of Beast ride less than three years into its 18-year estimated useful life is not merely a matter of over-or-under depreciation. It appears to be a matter of substantial economic consequence, which should be reflected in the determination of net income. Please revise your financial statements accordingly.

Response: The Partnership is filing a Request for Reconsideration with the Office of the Chief Accountant in reference to this Comment.

Mr. Humphrey

Securities and Exchange Commission

March 22, 2013

Comment 3: We note that you have changed your method of depreciation on assets previously depreciated as part of composite groups to the unit method of accounting, effective January 1, 2013, as you now consider such method to be preferable. We also note that you continue to believe that asset retirements out of composite groups in previous years are not unusual, and that having two different methods of depreciation, the composite method and the unit method, was appropriate. Further, we note that, as part of the support for your treatment of the retirement of composite group assets as not unusual, you have cited SAB Topic 5B, which indicates in part that, if equipment is depreciated on the basis of group of composite accounts for fleets of like vehicles, gains (or losses) may be charged (or credited) to accumulated depreciation with the result that depreciation is adjusted over a period of years on an average basis. However, SAB Topic 5B goes on to state that such treatment would not be appropriate for an enterprise which replaces its fleet on an episodic rather than a continuing basis. While you have retired assets treated under the composite method on a continuing basis, you have not replaced them on a continuing basis within that composite pool of depreciable assets. In your response, you indicate that any construction or acquisition of a ride subsequent to park acquisition is accounted for under the unit method. Therefore, with respect to your depreciation method for assets within a composite pool of assets, there is no replacement at all, let alone replacement on a continual basis. As such, pursuant to the guidance in SAB Topic 5B, making an adjustment to accumulated depreciation on asset retirements in those circumstances is not appropriate. Accordingly, we believe you should revise your financial statements to restate your income statement(s) for the years presented in the 2012 Form 10-K to recognize any gains or losses on asset retirements from composite pools of assets, and provide a cumulative effect adjustment for all composite method asset retirements for which adjustments were made to accumulated depreciation in earlier periods.

Response: The Partnership is filing a Request for Reconsideration with the Office of the Chief Accountant in reference to this Comment.

Mr. Humphrey

Securities and Exchange Commission

March 22, 2013

Note 5 – Long-Term Debt, page 39

Comment 4: With respect to your 9.125% Senior Notes due 2018, it is unclear why you disclose that you determined the fair value of the Notes by reference to borrowing rates available to you as of the date of valuation for notes with similar terms and maturities. In this regard, even though you issued the Notes in a private placement in July of 2010, it appears you exchanged such notes for registered notes of an equal amount pursuant to a registration statement declared effective in May of 2011. Therefore, it appears the best evidence of the fair value of the Notes would be their trading price in the market (assuming an active market for the Notes has developed). Please clarify your disclosures.

Response: The Partnership fair values its 9.125% Senior Notes (“Notes”) based on their trading price as of the date of the Consolidated Financial Statements. The description of how the Partnership fair values its Notes on page 39 of the Long-Term Debt disclosure referenced by the Staff was not revised when the Partnership registered the Notes. The following revised language will be reflected in the Long-Term Debt Note in all applicable future filings.

“The fair value of the notes at December 31, xxxx, was approximately $xxx.x million based on public trading levels as of that date. The fair value of the notes at December 31, xxxx, was approximately $xxx.x million based on public trading levels as of that date. As these notes are traded in active markets for identical instruments, the fair value would be considered a Level 1 in the fair value hierarchy.”

Comment 5: On page 40, as well as in your discussion of liquidity and capital resources on page 24, you state that your 9.125% Senior Notes may be redeemed at any time prior to August 1, 2014 at a price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium together with accrued and unpaid interest, if any, to the redemption date. However, during your year-end earnings conference call on February 19, 2013, you indicated that your 9.125% Senior Notes were not callable until August of 2014. Please tell us whether or not you can redeem the 9.125% Senior Notes prior to August of 2014, and make any necessary revisions to clarify your disclosures in this regard. Also, consider expanding the disclosure in your discussion of liquidity and capital resources to inform your investors of management’s intentions with regard to redemption (or repurchase in the open market, if possible) of the 9.125% Senior Notes.

Response: Both the disclosure in our 10-K referring to the ability to redeem the Notes and the comment made during our year-end earnings conference call regarding the ability to call the Notes are correct.

Mr. Humphrey

Securities and Exchange Commission

March 22, 2013

As described in the Indenture, except in limited circumstances, the Notes are not redeemable prior to August 1, 2014. The Notes were marketed as NC4, or no-call for four years until August 1, 2014, which is the first date the redemption price is specifically identified in the Indenture. Our comment during the year-end earnings conference call referred to this feature of the Notes.

In our 10-K disclosure, we describe the limited circumstances and the terms under which the Partnership can redeem the Notes. The Notes are redeemable before August 1, 2014 at a price based on a “make-whole” formula. Up to 35% of the aggregate principal amount of the Notes is redeemable prior to August 1, 2013 with the net cash proceeds of certain equity offerings at a price equal to 109.125% of the principal amount. The Notes are redeemable on and after August 1, 2014 at prices based on a defined pricing schedule set forth in the Indenture.

Given constantly changing market conditions, management continually assesses its options with regard to the Partnership’s capital structure. Management has not yet finalized its intentions with regard to redemption of the Notes.

However, we will include the following additional language in the Long-Term Debt Note in applicable future filings.

“As market conditions warrant, the Partnership may from time to time repurchase debt securities issued by the Partnership, in privately negotiated or open market transactions, by tender offer, exchange offer or otherwise.”

Item 9A. Disclosure Controls and Procedures, page 60

Comment 6: In the event you restate your financial statements, please reassess your internal control over financial reporting and disclosure controls and procedures to consider the impact of such restatement on the assessment of your internal control over financial reporting and disclosure controls and procedures at December 31, 2012.

Response: The Partnership is filing a Request for Reconsideration with the Office of the Chief Accountant in reference to Comments 2 and 3. Pending resolution of those Comments, we will reassess our internal control over financial reporting and disclosure controls and procedures.

Mr. Humphrey

Securities and Exchange Commission

March 22, 2013

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow
Executive Vice President and Chief Financial Officer